Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

October 22, 2004

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated October 22, 2004 [English translation].

dw 10/27

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo, 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata

General Manager, Investor Relations Dept.

Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For Immediate Release

(This is an English translation of the Japanese original.)

October 22, 2004

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code No: 8053 Tokyo Stock Exchange (TSE), 1st Section
Contact: Mitsuru Iba,
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary
(Seven Industries Co., Ltd.)

This is to inform you that a subsidiary of Sumitomo Corporation ("the Company"), Seven Industries Co., Ltd., has revised its projections on performance for the fiscal year ending March 31, 2005 (April 1, 2004 to March 31, 2005) announced on April 28, 2004.

The Company will not change its targets for the year ending March 31, 2005 announced on April 28, 2004.

Attachment:
Disclosed material of Seven Industries Co., Ltd.

(This is an English translation of the Japanese original.)

October 22, 2004

Company Name: Seven Industries Co., Ltd.
Kenichiro Maekawa, President and CEO
Tokyo Stock Exchange 2nd section Code: 7896
Nagoya Stock Exchange 2nd section Code: 7896
Contact: Kousuke Yamakita, Director
Tel. +81-5-7428-7800

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2004 announced at the time of our disclosure of financial statements for FY2003 on April 28, 2004 as follows:

1. Revision of Projected Figures for the Performance of First Half of Fiscal Year Ending March 31, 2005

(1) Revision of Projected Figures (Non-consolidated basis) for the Performance of First Half of Fiscal Year Ending March 31, 2005 (April 1, 2004 to September 30, 2004)

(Unit: million yen)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A)	9,900	50	30
Currently revised projections (B)	9,856	-55	-144
Change (B-A)	-43	-105	-174
Rate of change (%)	-0.4	-	-
(For reference) Performance of previous term; the first half of fiscal year ended March 31, 2004	10,943	73	41

(2) Revision of Projected Figures (consolidated basis) for the Performance of First Half of Fiscal Year Ending March 31, 2005(April 1, 2004 to September 30, 2004)

(Unit: million yen)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A)	11,000	90	60
Currently revised projections (B)	10,727	-51	-154
Change (B-A)	-272	-141	-214
Rate of change (%)	-2.5	-	-
(For reference) Performance of previous term; the first half of fiscal year ended March 31, 2004	11,854	80	45

2. Revision of Projected Figures for Performance of Full Fiscal Year Ending March 31, 2005

(April 1, 2004 to March 31, 2005)

(1) Revision of Projected Figures (Non-consolidated basis) for the Performance of Full Fiscal Year Ending March 31, 2005 (April 1, 2004 to March 31, 2005)

(Unit: million yen)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A)	21,000	300	180
Currently revised projections (B)	21,000	250	40
Change (B-A)	-	-50	-140
Rate of change (%)	-	-16.8	-77.9
(For reference) Performance of previous term; the fiscal year ended March 31, 2004	21,954	179	54

(2) Revision of Projected Figures (Consolidated basis) for the Performance of Full Fiscal Year Ending March 31, 2005(April 1, 2004 to March 31, 2005)

(Unit: million yen)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A)	23,200	380	245
Currently revised projections (B)	23,200	280	50
Change (B-A)	-	-100	-195
Rate of change (%)	-	-26.4	-79.8
(For reference) Performance of previous term; the fiscal year ended March 31, 2003	23,788	217	88

3. Reasons for Revision

a) Interim Period

The non-consolidated total trading transactions is likely to fall slightly below the original projection, it is mainly due to decrease in sales volume of Timbers for Japanese-style room, although the transactions of Timbers for European-style room and counter have increased. Then the non-consolidated ordinary income is likely to fall below the original projection, it is due to the reduction of revenue from Structure Timbers for housing. In addition, the valuation loss of inventory, which is amounted 155million yen, is included in the extraordinary loss. As a result, the non-consolidated net income is estimated to decrease from the previously announced projections. The consolidated projected figures are revised in accordance with the revision of non-consolidated projected figures.

b) Full Fiscal Year

The projected figures of Full fiscal year are revised in accordance with the revision of the projected figures of the first half of fiscal year.

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